COLUMBIA FUNDS SERIES TRUST I

225 Franklin Street

Boston, MA 02110

Writer’s Direct Contact

(617) 385-9536

March 1, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-4720

Attn: Deborah O’Neal-Johnson

Re:	Columbia Funds Series Trust I (“CFSTI”); Registration Nos. 2-99356; 811-04367

Dear Ms. O’Neal-Johnson:

We are writing to respond to the comments of the staff of the Securities and Exchange Commission (the “SEC”) that you provided to us by telephone in connection with (i) post-effective amendment no. 136 to the registration statement of CFSTI, filed with the SEC on December 15, 2011, relating to the following four new series of CFSTI: Active Portfolios Multi-Manager Alternative Strategies Fund (the “Alternative Strategies Fund”), Active Portfolios Multi-Manager Core Plus Bond Fund (the “Core Plus Bond Fund”), Columbia Active Portfolios – Select Large Cap Growth Fund (the “Select Large Cap Growth Fund”) and Active Portfolios Multi-Manager Small Cap Equity Fund (the “Small Cap Equity Fund” and, together with the other new series, the “Funds”). The staff’s comments are set forth below, and each is followed by our response.

Comment 1:

Please confirm supplementally that the contractual fee waiver/expense reimbursement agreements described in the fee and expense table for the prospectuses of Select Large Cap Growth Fund and the other Funds (i) will be in effect for at least a year after the effective date of the applicable Fund’s registration statement and (ii) will reduce the applicable Fund’s operating expenses. If the arrangements are subject to any recoupment, please describe the provisions of the recoupment.

Response to Comment 1:  The expense reimbursement arrangement for each Fund will be in effect for at least a year after the effective date of the applicable Fund’s registration statement and will reduce Fund operating expenses. The expense reimbursement arrangement for each Fund is not subject to recoupment.

Comment 2:

Please confirm supplementally for Select Large Cap Growth Fund and the other Funds that the 3-year Expense Example reflects the expense reimbursement arrangement for only the first year.

Response to Comment 2:  The expense reimbursement arrangements will be in effect for at least two years after the effective date. Because these expense arrangements are in effect for two years, the arrangements are reflected for the 1-year example and the first and second year of the 3-year expense example, which is described in the prospectus. The gross expense ratio is used to calculate the expenses of the third year of the 3-year example.

Comment 3:

Please explain supplementally whether Select Large Cap Growth Fund will invest in emerging markets.

Response to Comment 3:  Although Select Large Cap Growth Fund is expected to invest in emerging market securities, it is not expected to do so as part of its principal investment strategies.

Comment 4:

Please explain supplementally whether 60 days’ notice to shareholders is required to change the investment objective of Select Large Cap Growth Fund.

Response to Comment 4: The investment objective of Select Large Cap Growth Fund is not fundamental. Accordingly, the Board of Trustees may change the investment objective of Select Large Cap Growth Fund without 60 days’ notice to shareholders. However, 60 days’ notice to shareholders is required to change the Fund’s 80% policy.

Comment 5:

Please confirm supplementally that when Select Large Cap Growth Fund sells a credit default swap it will cover the full notional value of the security.

Response to Comment 5:  If Select Large Cap Growth Fund sells a credit default swap, it will segregate or “earmark” cash or liquid assets, or enter into offsetting positions, with a value equal to, or greater than, the full notional amount of the swap (net of any amounts owed to the Fund).

Comment 6:

Please include on the back cover of each prospectus a statement to the effect that the Statement of Additional Information includes additional information about the Fund and, if true, a statement that the Statement of Additional Information is incorporated into the prospectus.

Response to Comment 6: The requested change will be made.

Comment 7:

Please consider whether the principal investment strategies section of the prospectus for Core Plus Bond Fund may be shortened.

Response to Comment 7: In response to your comment, we have reviewed the disclosure and, although we will try to shorten the disclosure, we do not expect to be able to shorten the disclosure significantly. The principal investment strategy section for this Fund is longer than the principal investment strategy section of other Columbia Funds because the Fund will be managed by three different investment advisers that have different investment approaches.

Comment 8:

We note the prospectus for Core Plus Bond Fund describes investments in derivative instruments. As such, please review the Fund’s principal investment strategies and principal risks disclosures to ensure that the information is not too generic or standardized and also that it describes the actual derivative instruments and the associated principal risks that the portfolio intends to use to achieve its investment objective. See Barry Miller Letter to the ICI dated July 30, 2010.

Response to Comment 8: We believe the description of the Fund’s principal investment strategies and risks relating to investments in derivative instruments conforms to the approach described in the Barry Miller Letter to the ICI.

Comment 9:

Consider making more explicit in the Investing in Other Funds Risk section that exchange-traded funds are a type of fund to which the risk applies.

Response to Comment 9: We will modify the first sentence of this risk to read as follows (emphasis added): “The Fund, and its shareholders, indirectly bear a portion of the expenses of any funds, including exchange-traded funds, in which the Fund invests.” Because we now reference exchange-traded funds in the first sentence of the risk disclosure, we will remove the reference to exchange-traded funds in the second sentence.

Comment 10:

We note that the Alternative Strategies Fund may take short positions. Please confirm supplementally that any interest expense from short positions will be included in the Fund’s fee and expense table.

Response to Comment 10:  Confirmed.

Comment 11:

Please confirm supplementally that the expenses of the two wholly-owned subsidiaries (the “Subsidiaries”) of the Alternative Strategies Fund will be included in the fee and expense table of the Alternative Strategies Fund.

Response to Comment 11:  Confirmed.

Comment 12:

Please confirm supplementally that the Subsidiaries will be managed pursuant to the Alternative Strategies Funds’ investment-related compliance policies and procedures.

Response to Comment 12: The Subsidiaries will be managed pursuant to the same investment-related compliance policies and procedures as the Fund.

Comment 13:

Please explain supplementally what entity will provide investment advisory services to the Subsidiaries and what entity will pay for such services?

Response to Comment 13: Columbia Management Investment Advisers, LLC (“CMIA”), the investment adviser of the Alternative Strategies Fund, will be the investment adviser of both Subsidiaries. Eaton Vance Management and AQR Capital Management, LLC, two of the Fund’s four subadvisers, will each subadvise one of the Subsidiaries. Each Subsidiary will pay CMIA an advisory fee and CMIA will pay each subadviser a subadvisory fee.

Comment 14:

Please confirm supplementally that the financial statements of the Subsidiaries will be consolidated with the Alternative Strategies Fund’s financial statements and be included in the annual and semi-annual shareholder reports of the Alternative Strategies Fund.

Response to Comment 14: We currently expect that the Subsidiaries will not produce separate financial statements; instead, the Subsidiaries’ financial information will be consolidated into the Alternative Strategies Fund’s financial statements and be included in the annual and semi-annual shareholder reports of the Alternative Strategies Fund.

Comment 15:

Please explain supplementally whether the Subsidiaries will enter into investment advisory agreements pursuant to Section 15 of the Investment Company Act of 1940, as amended (the “1940 Act”).

Response to Comment 15: Each Subsidiary will enter into an Investment Management Services Agreement with CMIA (the “Subsidiary IMSAs”). The Investment Management Services Agreement between CMIA and CFSTI, on behalf of the Alternative Strategies Fund (the “Parent IMSA”), will be entered into pursuant to Section 15 of the 1940 Act and each Subsidiary IMSA will terminate if the Parent IMSA terminates. Although the Subsidiary IMSAs are not subject to Section 15 of the 1940 Act because the Subsidiaries are not registered investment companies, the Board of Trustees of CFSTI, including a majority of the trustees who are not “interested persons” of CFSTI, will approve the Subsidiary IMSAs, including the overall advisory fee rates paid for advisory services to the Alternative Strategies Fund and the Subsidiaries, and can effectively terminate the Subsidiary IMSAs by terminating the Parent IMSA.

Comment 16:

Please explain supplementally whether the Subsidiaries’ Board of Directors will comply with Sections 10 and 16 of the 1940 Act.

Response to Comment 16:  In furtherance of the oversight role of the Board of Trustees of CFSTI with respect to the Alternative Strategies Fund’s investments and the Alternative Strategies Fund’s role as sole shareholder of each Subsidiary, the members of each Subsidiary’s Board of Directors will serve at the pleasure and under the oversight of CFSTI’s Board of Trustees, which may replace them at any time. To reduce costs to the Alternative Strategies Fund and its shareholders, and for administrative ease, we currently intend for officers of CMIA, the investment adviser of the Alternative Strategies Fund and each Subsidiary, to serve as the members of each Subsidiary’s Board of Directors. In addition, two of the directors are expected to also be officers of CFSTI. Although the Subsidiaries will not comply with Section 10 or Section 16 of the 1940 Act, any officers of CMIA serving as members of a Subsidiary’s Board of Directors will meet the qualification requirements of Section 9 of the 1940 Act.

CMIA plans to report to CFSTI’s Board of Trustees regarding the Subsidiaries in the same manner and to the same extent that it reports to CFSTI’s Board of Trustees regarding the Alternative Strategies Fund. In the event a Subsidiary’s Board of Directors disagrees with CFSTI’s Board of Trustees with respect to decisions or operations impacting the Subsidiary, the decision of CFSTI’s Board of Trustees will prevail.

Comment 17:

Please explain supplementally whether the Subsidiaries will have the same independent auditor and custodian as the Alternative Strategies Fund.

Response to Comment 17: PricewaterhouseCoopers LLP, which is expected to be the independent registered public accounting firm for the Alternative Strategies Fund, is expected to audit the two Subsidiaries. JPMorgan, which is expected to serve as the custodian for the Alternative Strategies Fund, is expected to serve as the custodian for the two Subsidiaries.

Comment 18:

Please explain supplementally whether the Alternative Strategies Fund’s investments in the Subsidiaries will be considered liquid investments.

Response to Comment 18: The Alternative Strategies Fund’s investment in the Subsidiaries is considered to be liquid because the Fund may redeem its interest in the Subsidiaries at their current net asset value at any time.

Comment 19:

Please explain supplementally whether the Subsidiary will consent to service of process and examination of its books and records by the SEC.

Response to Comment 19:  Yes.

Comment 20:

Please explain supplementally whether each Subsidiary’s Board of Directors will sign post-effective amendments to CFSTI’s registration statement with respect to the Alternative Strategies Fund.

Response to Comment 20:  Yes.

Comment 21:

Remove clause (iv) in the concentration policy on page 14 of the SAI or explain supplementally the basis for including it.

Response to Comment 21: The requested change has been made.

We hope that these responses adequately your comments. CFSTI accepts responsibility for the adequacy and accuracy of the disclosure in its registration statement that is the subject of this letter. CFSTI acknowledges that staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing. CFSTI further acknowledges that it may not assert the staff comments set forth above as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Ryan C. Larrenaga

Ryan C. Larrenaga
Assistant Secretary
Columbia Funds Series Trust I